SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

Ambassadors Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

023177108
(CUSIP Number)

Lane Five Capital Management LP
1122 Kenilworth Drive, Suite 313
Towson, MD 21204
Attention: Scott Liotta
Telephone: (443) 921-2060

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [   ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 023177108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Lisa O’Dell Rapuano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER – 1,189,000
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER – 1,189,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

* Beneficial ownership information above is as of February 23, 2012.

CUSIP No.: 023177108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Lane Five Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER – 796,898
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER – 796,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

* Beneficial ownership information above is as of February 23, 2012.

CUSIP No.: 023177108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Lane Five Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER – 1,189,000
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER – 1,189,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

* Beneficial ownership information above is as of February 23, 2012.

CUSIP No.: 023177108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Lane Five Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER – 1,189,000
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER – 1,189,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

* Beneficial ownership information above is as of February 23, 2012.

CUSIP No.: 023177108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Lane Five Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER – 796,898
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER – 796,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO

* Beneficial ownership information above is as of February 23, 2012.

CUSIP No.: 023177108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Peter H. Kamin Peter H. Kamin Revocable Trust Peter H. Kamin Roth IRA Peter H. Kamin Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Peter H. Kamin - AF Peter H. Kamin Revocable Trust - WC Peter H. Kamin Roth IRA - WC Peter H. Kamin Family Foundation - WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION

Peter H. Kamin – U.S. citizen
Peter H. Kamin Revocable Trust - Massachusetts
Peter H. Kamin Roth IRA - Massachusetts
Peter H. Kamin Family Foundation – Massachusetts

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER Peter H. Kamin Revocable Trust – 4,600 Peter H. Kamin Roth IRA – 93,378 Peter H. Kamin Family Foundation – 39,613
OWNED BY EACH REPORTING	8	SHARED VOTING POWER – 0
PERSON WITH	9	SOLE DISPOSITIVE POWER Peter H. Kamin Revocable Trust – 4,600 Peter H. Kamin Roth IRA – 93,378 Peter H. Kamin Family Foundation – 39,613
	10	SHARED DISPOSITIVE POWER – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

* Beneficial ownership information above is as of February 23, 2012.

This statement is filed with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Ambassadors Group, Inc. (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of February 23, 2012 and amends and supplements the Schedule 13D originally filed on November 7, 2011 by the Lane Five Group (as defined below) (collectively, the Schedule 13D as amended and supplemented, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2.                      Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Lane Five Partners LP, a Delaware limited partnership (the “LF Fund”); (2) Lane Five Capital Management LP, a Delaware limited partnership (the “LF Investment Manager”); (3) Lane Five Capital Management, LLC, a Maryland limited liability company, the general partner of the Investment Manager (“IM GP”); (4) Lane Five Partners GP LLC, a Delaware limited liability company (the “LF Fund General Partner”); (5) Lisa O’Dell Rapuano, a United States citizen (“Ms. Rapuano”); and (6) Peter H. Kamin, a United States citizen (“Mr. Kamin”).  The LF Fund, the LF Investment Manager, the IM GP, the LF Fund General Partner and Ms. Rapuano may collectively be referred to as, the “Lane Five Group.”  The Lane Five Group may be deemed to be in a group with Mr. Kamin pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.  The Lane Five Group and Mr. Kamin have no agreement regarding the Issuer or its securities other than with respect to Mr. Kamin’s nomination as a candidate for election to the Issuer’s Board of Directors, and his willingness to serve as a director if elected (as described in Item 4 below).

The LF Investment Manager serves as the investment manager of the LF Fund and also manages accounts on a discretionary basis (the “Accounts”). The LF Fund General Partner serves as the general partner of the LF Fund. The IM GP serves as the general partner of the LF Investment Manager.

The principal business of the LF Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account.  The principal business of the LF Investment Manager is providing investment management services to the LF Fund and the Accounts.  The principal business of the LF Fund General Partner is acting as general partner to the Fund.  The principal business of the IM GP is acting as general partner to the Investment Manager.  Ms. Rapuano’s principal occupation is serving as the Managing Member of the LF Fund General Partner and the IM GP.

The business address of each of the members of the Lane Five Group is 1122 Kenilworth Drive, Suite 313 Towson, Maryland 21204.

Mr. Kamin beneficially owns his shares through the Peter H. Kamin Revocable Trust (the “Kamin Trust”), the Peter H. Kamin Roth IRA (the “Kamin IRA”) and the Peter H. Kamin Family Foundation (the “Kamin Foundation”).  The principal business of Mr. Kamin is serving as the Managing Partner of 3K Limited Partnership, a private investment partnership.

The business address of Mr. Kamin is 3K Limited Partnership, 20 Custom House Street, Suite 610, Boston, Massachusetts 02110.  The address for each of the Kamin Trust, Kamin IRA and Kamin Family Foundation is One Avery Street, 17B, Boston, Massachusetts 02111.

(d)–(e)                      During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      Source and Amount of Funds or Other Consideration

The source and amount of funds including commissions used by the LF Fund and the Accounts in making their purchase of the shares of Common Stock owned by them are set forth below:

SOURCE OF FUNDS                                                      AMOUNT OF FUNDS
Working Capital                                                                $8,844,580

One or more of the Reporting Persons may affect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

The source and amount of funds including commissions used by Mr. Kamin in making purchase of the shares of Common Stock held by the Kamin Trust, Kamin IRA and Kamin Foundation are set forth below:

SOURCE OF FUNDS                                                      AMOUNT OF FUNDS
Working Capital                                                                $629,623

ITEM 4.                      Purpose of Transaction.

Item 4 of this Schedule 13D is supplemented by the following:

On February 23, 2012, the LF Fund submitted a Notice of Nomination to the Issuer nominating Sharon van Wyk, the Executive Vice President and Chief Operations Officer of American Public University System, Mr. Kamin and Ms. Rapuano, three independent, highly-qualified candidates, for election to the Issuer’s Board of Directors at the Issuer’s 2012 annual meeting of stockholders.  A copy of the Notice of Nomination is attached hereto as Exhibit 3.  The LF Fund’s current intention is to solicit proxies to see that these candidates are added to the Issuer’s Board of Directors.  The Reporting Persons may also have discussions with the Issuer, shareholders of the Issuer and other interested parties regarding these and other strategic or governance matters.

ITEM 5.                      Interest in Securities of the Issuer.

(a)           As of February 23, 2012, the Reporting Persons beneficially own:

(i)	The LF Fund directly owns 796,898 shares of Common Stock representing 4.6% of all of the outstanding shares of Common Stock.

(ii)
The LF Investment Manager, as the investment manager of the LF Fund and the investment manager of the Accounts, and the IM GP, as the general partner of the LF Investment Manager, may each be deemed to beneficially own the 1,189,000 shares of Common Stock held by the LF Fund and the Accounts, representing 6.8% of all of the outstanding shares of Common Stock.

(iii)
The LF Fund General Partner, as the general partner of the LF Fund, may be deemed to beneficially own the 796,898 shares of Common Stock held by the LF Fund, representing 4.6% of all of the outstanding shares of Common Stock.

(iv)	Ms. Rapuano may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the LF Investment Manager.

(v)	The LF Group beneficially owns 1,189,000 shares of Common Stock representing 6.8% of all of the outstanding shares of Common Stock.

(vi)
Mr. Kamin, as the controlling person of the Kamin Trust, the Kamin IRA and the Kamin Foundation, may be deemed to beneficially own the 137,591 shares of Common Stock held by them representing 0.8% of all of the outstanding shares of Common Stock.

(vii)	Collectively, the Reporting Persons beneficially own 1,326,591 shares of Common Stock representing 7.6% of all of the outstanding shares of Common Stock.

The foregoing percentages set forth in this response are based on the 17,492,719 shares of Common Stock outstanding as of November 2, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 and filed with the SEC on November 7, 2011.

(b)           The LF Investment Manager, the IM GP and Ms. Rapuano (and the LF Fund General Partner with respect to the shares of Common Stock owned by the LF Fund) may be deemed to share with the LF Fund and the Accounts (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 796,898 and 392,102 shares of Common Stock reported herein, respectively.

Mr. Kamin has the sole power to vote or direct the vote of and to dispose or direct the disposition of the 137,591 shares of Common Stock individually beneficially owned by him.

(c)           The following Reporting Persons engaged in the following transactions on the open market with respect to the Issuer’s Common Stock during the past 60 days:

Mr. Kamin effected the following transactions through the Kamin IRA:

Date	Type of Transaction	Shares	Price per Share
01/03/2012	Purchase	2445	$4.3
02/09/2012	Purchase	4391	$4.9224
02/10/2012	Purchase	2000	$4.9055

Mr. Kamin effected the following transactions through the Kamin Foundation:

Date	Type of Transaction	Shares	Price per Share
01/05/2012	Purchase	2000	$4.3
01/06/2012	Purchase	393	$4.28
01/30/2012	Purchase	400	$4.5
01/31/2012	Purchase	2900	$4.5134
02/08/2012	Purchase	6093	$4.9226
02/09/2012	Purchase	10000	$4.9224
02/10/2012	Purchase	5327	$4.9055

Mr. Kamin effected the following transactions through the Kamin Trust:

Date	Type of Transaction	Shares	Price per Share
02/13/2012	Purchase	4600	$4.9097

Other than the foregoing, no transactions in the securities of the Issuer have been effected by the Reporting Persons in the last sixty (60) days.

ITEM 7.                      Material to be Filed as Exhibits.

Exhibit No.                                Document

1.	Joint Filing Agreement

2.	Stockholder Proposal (previously filed)

3.	Notice of Nomination

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated:  February 24, 2002

LISA O’DELL RAPUANO
LANE FIVE PARTNERS LP
LANE FIVE CAPITAL MANAGEMENT LP
LANE FIVE CAPITAL MANAGEMENT, LLC
LANE FIVE PARTNERS GP LLC

By:    /s/ Lisa O'Dell Rapuano
Lisa O’Dell Rapuano, for herself, as Managing Member of the IM GP (for itself and the Investment Manager) and as Managing Member of the General Partner (for itself and the Fund)

/s/ Peter H. Kamin
     Peter H. Kamin

EXHIBIT INDEX

Exhibit No.                                Document

1.	Joint Filing Agreement

2.	Stockholder Proposal (previously filed)

3.	Notice of Nomination

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Ambassadors Group, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated:  February 24, 2012

LISA O’DELL RAPUANO
LANE FIVE PARTNERS LP
LANE FIVE CAPITAL MANAGEMENT LP
LANE FIVE CAPITAL MANAGEMENT, LLC
LANE FIVE PARTNERS GP LLC

By:  /s/ Lisa O'Dell Rapuano
Lisa O’Dell Rapuano, for herself, as Managing Member of the IM GP (for itself and the Investment Manager) and as Managing Member of the General Partner (for itself and the Fund)

/s/ Peter H. Kamin
     Peter H. Kamin

Exhibit 3

LANE FIVE PARTNERS LP
1122 Kenilworth Drive, Suite 313
Towson, Maryland 21204

                                                                                                                                                                                                                          February 23, 2012

BY FEDEX AND FAX

Ambassadors Group, Inc.
Dwight D. Eisenhower Building
2001 South Flint Road
Spokane, Washington 99224
Attn: Corporate Secretary

Re:	Notice of Nomination of Directors for 2012 Annual Meeting of
Stockholders of Ambassadors Group, Inc. (the “Company”)

Dear Sir or Madam:

Lane Five Partners LP, a Delaware limited partnership (“Lane Five” or the “Nominating Stockholder”), is currently the record holder of 1,000 shares of common stock of the Company, par value $.01 (the “Common Stock”), and the beneficial owner of an additional 795,898 shares of Common Stock.  Lane Five has a name and address on the Company’s books and records of Lane Five Partners LP, 1122 Kenilworth Drive, Suite 313, Towson, Maryland 21204.  Because the record date for the Company 2012 Annual Meeting of Stockholders (the “2012 Annual Meeting”) has not been announced publicly, the number of shares of Common Stock that will be owned beneficially or of record by Lane Five as of such record date is not known.  Lane Five currently does not hold any proxies relating to any Company shares of Common Stock.

In accordance with Article I, Section 1 of the Company By-laws, Lane Five hereby delivers this Notice of Nomination to the Company for the purpose of nominating the three (3) individuals (the “Stockholder Nominees”) specified below for election as Class II Directors of the Company at the 2012 Annual Meeting (or a special meeting held in lieu thereof).

The Nominating Stockholder currently intends to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of the Company’s voting shares to elect the Stockholder Nominees.

Ambassadors Group, Inc.
February 23, 2012

THE STOCKHOLDER NOMINEES:

Sharon van Wyk, Ph.D.

Dr. Sharon van Wyk, Ph.D., age 52, is the Executive Vice President and Chief Operations Officer of American Public University System (NASDAQ: APEI) (“APUS”), an accredited online university system comprised of American Military University and American Public University serving over 100,000 working adults in more than 100 countries offering 89 undergraduate and graduate degree programs.  Dr. van Wyk joined APUS in 2009. At APUS, Dr. van Wyk leads enrollment management services, student and alumni services, and the information technology departments.  From 2006 to 2008, Dr. van Wyk served as Vice President of Process Excellence, Infrastructure & Online Customer Support at Intuit, a software company producing consumer and commercial products such as TurboTax, Quicken and QuickBooks.  From 2001 to 2006, Dr. van Wyk served as Vice President of Process Excellence and New Market Development for Genworth Financial. From 1996 to 2001, Dr. van Wyk served as Manager, Global Risk Management and Six Sigma for GE Capital. From 1988 to 1996, Dr. van Wyk held several leadership positions, including Associate Partner in the Change Management division of Accenture, a global management consulting, technology and outsourcing company. Dr. van Wyk was an adjunct professor for the Executive MBA program at the University of Connecticut Business School and possesses several process improvement certifications including Master Black Belt and Six Sigma Instructor.  Dr. van Wyk holds a Ph.D. in Instructional Systems and an M.S. in Instructional Systems from Florida State University.  She earned a B.S. in Communications from the University of Wisconsin-Stevens Point.

It is the opinion of the Nominating Stockholder that Dr. van Wyk has extensive experience in optimizing marketing strategies, enhancing customer experience, promoting operational efficiencies at small and large corporations and developing new market strategies.  The Nominating Stockholder believes that Dr. van Wyk will provide the Board of Directors of the Company (the “Board”) and the Company with valuable marketing experience, management expertise, strong corporate governance principals and a proven background in delivering improved operational efficiencies.

As of the date of this notice, Dr. van Wyk does not, directly or indirectly, beneficially or of record, own any Company securities.

The business address of Dr. van Wyk is American Public University System, 111 West Congress Street, Charles Town, West Virginia 25414.  Dr. van Wyk resides at 15738 Foleys Mill Place, Haymarket, Virginia 20169.

Peter H. Kamin

Peter H. Kamin, age 50, is the founder and Managing Partner of 3K Limited Partnership, a private investment partnership which was organized to invest the capital of a family trust.  For the previous 11 years, Mr. Kamin was a founding member and Managing Partner of ValueAct Capital.  ValueAct looks for fundamentally undervalued companies with strong business models and potential growth opportunities, and identifies positive catalysts for change such as improving the quality of

Ambassadors Group, Inc.
February 23, 2012

leadership or operations, internal expansions as well as companies executing strategic acquisitions, business unit divestitures, closings or spin-offs. Prior to founding ValueAct Capital in 2000, Mr. Kamin founded and managed Peak Investment L.P.  Peak Investment LP was a limited partnership, organized to make investments in a select number of domestic public and private companies.

Mr. Kamin is presently a Director of Abatix Corp, Aldila Inc., Rockford Corporation, Paragon Technologies and several privately held companies. Mr. Kamin has previously served as a Director of Seitel, Inc., KAR Holdings, LeCroy Corp., Hanover Compressor, Exterran, Sirva, Inc., Insurance Auto Auctions, Inc., OneSource Information Services, Inc., Data Transmission Network, TFC Enterprises, Eskimo Pie, ACME United Corp, Hi-Port Industries and numerous privately held companies. Mr. Kamin holds a B.A. from Tufts University and an M.B.A. from Harvard University’s Graduate School of Business.

It is the Nominating Stockholder’s opinion that Mr. Kamin will provide the Board and the Company with valuable and broad financial expertise, experience improving corporate governance, and a proven track record as a public company director.

As of the date of this notice, Mr. Kamin does not, directly or indirectly, own of record any Company securities.  Mr. Kamin may be deemed to beneficially own 137,591 shares of the Company’s Common Stock (as described on Schedule 1 attached hereto).

The business address of Mr. Kamin is 3K Limited Partnership, 20 Custom House Street, Suite 610, Boston, Massachusetts 02110.  Mr. Kamin resides at 1 Avery Street, Boston, Massachusetts 02110.

Lisa O’Dell Rapuano, CFA

Lisa O’Dell Rapuano, age 46, is the founder of Lane Five Capital Management LP (“Lane Five Capital”).  Founded in 2006, Lane Five Capital is the investment manager of the Nominating Stockholder, a long-biased, concentrated valuation-driven investment partnership, and of other accounts it separately manages.  Lane Five Capital’s strategy is to buy significantly undervalued securities of businesses it believes can create long-term value for shareholders and to hold them for many years.  From January 2004 to February 2006, Ms. Rapuano was the Co-Chief Investment Officer of Matador Capital Management (“Matador”).  Matador, founded in 1994, ran the Everglades Fund, LP, a long/short U.S. hedge fund employing a valuation driven, bottoms up approach.  From 1997 to 2003, Ms. Rapuano was a manager of the Legg Mason Special Investment Trust (“Legg Mason Special”).  From 2001 to 2003, Ms. Rapuano was the sole manager of Legg Mason Special where her cumulative returns ranked Legg Mason Special in the top 8% of mid-cap core mutual funds.  While at Legg Mason Special, Ms. Rapuano also served as the Director of Research at Legg Mason Capital Management.  Ms. Rapuano joined Legg Mason in 1994 as an analyst.  Ms. Rapuano was graduated from Yale University with a B.A. in American Studies in 1988 where she was also an All-American swimmer.

Ambassadors Group, Inc.
February 23, 2012

It is the Nominating Stockholder’s opinion that Ms. Rapuano, a manager of one of the Company’s largest shareholders, will provide the Board and the Company with valuable insight as a representative of the Company’s shareholders and extensive financial experience.

As of the date of this notice, Ms. Rapuano does not, directly or indirectly, own of record any Company securities.  Ms. Rapuano may be deemed to beneficially own 1,189,000 shares of the Company’s Common Stock (as described on Schedule 1 attached hereto).

The business address of Ms. Rapuano is Lane Five Capital, 1122 Kenilworth Drive, Suite 313, Towson, Maryland 21204.  Ms. Rapuano resides at 7820 Ellenham Road, Towson, Maryland 21204.

The Nominating Stockholder believes that the background and qualifications of the Stockholder Nominees are impressive and relevant to the needs of the Company, and that each of the Stockholder Nominees would add substantial value and would strengthen the quality of the entire Company.  The Nominating Stockholder further believes that the Company Board of Directors would benefit from additional new, objective and truly independent voices.

None of the Stockholder Nominees has held a position or office with the Company, and none of the employers listed above are a parent, subsidiary or affiliate of the Company.

With respect to all securities of the Company purchased or sold by each of the Stockholder Nominees within the past two (2) years, the dates on which such securities were purchased or sold and the amounts of such purchases or sales by each are set forth on Schedule 1 attached hereto.

No part of the purchase price or market value of any of the shares purchased and owned beneficially, directly or indirectly by any of the Stockholder Nominees within the past two (2) years was borrowed or otherwise obtained for the purpose of acquiring or holding such securities.  Notwithstanding the above, the shares managed by Lane Five Capital may have been acquired by purchases of securities through margin accounts which may extend margin credit to the funds and accounts it manages as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

None of the Stockholder Nominees is, or was, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

No associate of the Stockholder Nominees owns any securities of the Company beneficially, directly or indirectly, except as set forth on Schedule 1 attached hereto.

Ambassadors Group, Inc.
February 23, 2012

None of the Stockholder Nominees owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company.

None of the Stockholder Nominees has any arrangement or understanding between him or her and any other person, including the Nominating Stockholder, pursuant to which such Stockholder Nominee is to be selected as a Director or nominee of the Company other than his or her consent to serve as a Director of the Company, if elected.

None of the Stockholder Nominees or any of their associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or with respect to any future transaction to which the Company or any of its affiliates may be a party.

None of the Stockholder Nominees has a substantial interest, direct or indirect, by security holdings or otherwise, that will be acted upon at the 2012 Annual Meeting other than as to their election as Directors.  Notwithstanding the above, the Nominating Stockholder submitted a precatory stockholder proposal for inclusion in the Company’s proxy statement for the 2012 Annual Meeting under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), asking the Company to declassify its Board.

In the past ten (10) years, none of the Stockholder Nominees has been a party to or convicted in any legal or bankruptcy proceeding or subject to any judgment, order or decree of the type described in Item 401(f) of Securities and Exchange Commission (“SEC”) Regulation S-K.

None of the Stockholder Nominees is involved in any material pending legal proceedings incidental to the business to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

Since the beginning of the Company’s last fiscal year, no Stockholder Nominee has been a party to or had or will have, a direct or indirect material interest in any transaction, series of transactions, or any currently proposed transaction or series of transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000.

None of the Stockholder Nominees has a family relationship with any director, executive officer, or other person nominated or chosen as of the date of this notice by the Company to become a director or executive officer.

With respect to any other information required under Regulation 14A of the Exchange Act, including under Items 403, 405 and 407 of Regulation S-K, none of the Stockholder Nominees has any knowledge outside of what has been filed by the Company and third parties with the SEC and/or made publicly available.

Based solely on public filings to date, to the knowledge of the Stockholder Nominees, there has been no change in control of the Company since the beginning of the Company’s last fiscal year.

Ambassadors Group, Inc.
February 23, 2012

Each of the Stockholder Nominees would be deemed to be an “Independent Director” within the meaning of the rules and regulations of the SEC and the Nasdaq director independence standards.

Each of the Stockholder Nominees has consented to being named as a nominee and to serve as a Director of the Company, if elected.  Their signed consents are attached hereto.

The information included in this notice represents the best knowledge of the Nominating Stockholder as of the date hereof.  The Nominating Stockholder reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although except as otherwise stated herein, the Nominating Stockholder does not commit or accept responsibility to update any information which may change from and after the date hereof.

If this notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of the Stockholder Nominees at the 2012 Annual Meeting, or if any individual nominee shall be unable to serve for any reason, this notice shall continue to be effective with respect to any replacement nominees selected by the Nominating Stockholder.

The Nominating Stockholder reserves the right to give further notice of additional nominations for elections to be conducted at the 2012 Annual Meeting or any other meeting of the Company stockholders.

The execution and delivery of this notice shall not constitute a waiver of the rights of the Nominating Stockholder to contest any determination made by the Company, the chairperson or the secretary of the 2012 Annual Meeting, or the Board with respect to this notice, the nomination of the Stockholder Nominees or the conduct of the 2012 Annual Meeting.  This notice has been prepared and delivered in accordance with the requirements of the By-laws of the Company.  If, for any reason, the Company, the Chief Executive Officer, the Secretary, or any officer designated as the chairperson or the secretary of the 2012 Annual Meeting or the Board believes otherwise, the Nominating Stockholder requests that it be notified of such belief immediately so that it may consider such matters and supplement and/or amend this notice as may be appropriate or take any other action available to it under applicable law.

Ambassadors Group, Inc.
February 23, 2012

If there is anything in this notice you do not understand or if you require any additional information please immediately contact Lisa O’Dell Rapuano at (443) 921-2061 or c/o Lane Five Capital Management LP, 1122 Kenilworth Drive, Suite 313, Towson, Maryland 21204, or please contact Christopher P. Davis, Esq. at (212) 986-6000 or c/o Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176.

                                                                                                                                                           LANE FIVE PARTNERS LP
                                                                                                                                                           By: Lane Five Partners GP LLC

                                                                                                                                                           By: /s/ Lisa O’Dell Rapuano
                                                                                                                                                           Name: Lisa O’Dell Rapuano
                                                                                                                                                           Title:    Managing Member

SCHEDULE 1

Transaction Dates of Ambassadors Group, Inc. Securities by the Stockholder Nominees
Over the Past Two (2) Years

Purchases and Sales of the Company’s Securities
During the Past Two Years by
SHARON VAN WYK, PH.D.

Date	Type of Transaction	Shares
None.

Purchases and Sales of the Company’s Common Stock
During the Past Two Years by
PETER H. KAMIN

Mr. Kamin may be deemed to be the beneficial owner of the shares of Common Stock of the Company held by the Peter H. Kamin Revocable Trust (the “Kamin Trust”), the Peter H. Kamin Roth IRA (the “Kamin IRA”), and the Peter H. Kamin Family Foundation (the “Kamin Foundation”).  The Kamin Trust beneficially owns 4,600 shares of Common Stock, the Kamin IRA beneficially owns 93,378 shares of Common Stock, and the Kamin Foundation beneficially owns 39,613 shares of Common Stock.  The address for each of the Kamin Trust, Kamin IRA and Kamin Foundation is 1 Avery Street, Boston, Massachusetts 02110.

Below are the purchases and sales transactions effected by the Kamin IRA during the past two years:

Date	Type of Transaction	Shares
10/28/2011	Purchase	3680
11/01/2011	Purchase	6000
11/02/2011	Purchase	7000
11/03/2011	Purchase	1102
11/07/2011	Purchase	5500
11/08/2011	Purchase	2000
11/09/2011	Purchase	7000
11/10/2011	Purchase	609
11/11/2011	Purchase	1780
11/14/2011	Purchase	6000
11/15/2011	Purchase	100
11/15/2011	Purchase	1900
11/16/2011	Purchase	6000
11/17/2011	Purchase	7400
11/18/2011	Purchase	4500
11/21/2011	Purchase	3000
11/22/2011	Purchase	1500
11/23/2011	Purchase	1500
11/25/2011	Purchase	2971
12/01/2011	Purchase	8000
12/09/2011	Purchase	4000
12/14/2011	Purchase	3000
01/03/2012	Purchase	2445
02/09/2012	Purchase	4391
02/10/2012	Purchase	2000

Below are the purchases and sales transactions effected by the Kamin Foundation during the past two years:

Date	Type of Transaction	Shares
11/17/2011	Purchase	2000
11/18/2011	Purchase	1500
11/21/2011	Purchase	1000
11/22/2011	Purchase	500
11/23/2011	Purchase	500
12/01/2011	Purchase	3000

Date	Type of Transaction	Shares
12/15/2011	Purchase	2000
12/16/2011	Purchase	2000
01/05/2012	Purchase	2000
01/06/2012	Purchase	393
01/30/2012	Purchase	400
01/31/2012	Purchase	2900
02/08/2012	Purchase	6093
02/09/2012	Purchase	10000
02/10/2012	Purchase	5327

Below are the purchases and sales transactions effected by the Kamin Trust during the past two years:

Date	Type of Transaction	Shares
02/13/2012	Purchase	4600

Purchases and Sales of the Company’s Common Stock
During the Past Two Years by
LISA O’DELL RAPUANO

Ms. Rapuano may be deemed to be the beneficial owner of the shares of Common Stock held by Lane Five Partners LP and accounts Lane Five Capital separately manages (the “Separately Managed Accounts”).  Lane Five Partners LP owns 796,898 shares of Common Stock and the Separately Managed Accounts own 392,102 shares of Common Stock.

Below are the purchases and sales transactions effected by Lane Five Partners LP during the past two years:

Date	Type of Transaction	Shares
1/4/2010	Sale	-72,293
1/6/2010	Sale	-1,288
10/21/2010	Sale	-34,976
10/25/2010	Sale	-24,103
2/23/2011	Sale	-10,000
8/17/2011	Purchase	38,156
10/19/2011	Purchase	67,000
10/28/2011	Purchase	3,008
10/28/2011	Purchase	354,849
11/1/2011	Purchase	26,800
11/9/2011	Purchase	117,250
12/12/2011	Purchase	919

Below are the purchases and sales transactions effected for the Separately Managed Accounts during the past two years:

Date	Type of Transaction	Shares
1/4/2010	Purchase	72,293
1/6/2010	Purchase	1,288
4/7/2010	Purchase	9,326
4/7/2010	Purchase	1,515
10/21/2010	Sell	-12,024
10/25/2010	Sell	-7,824
7/7/2011	Purchase	17,075
7/8/2011	Purchase	9,500
8/17/2011	Purchase	20,294
10/19/2011	Purchase	33,000
10/28/2011	Purchase	1,482
10/28/2011	Purchase	174,776
11/1/2011	Purchase	13,200
11/9/2011	Purchase	57,750
12/12/2011	Purchase	451

None of the Stockholder Nominees has executed any other transactions in connection with Ambassadors Group, Inc. securities over the past two (2) years.